September 18, 2024

Stephen J. Guillaume
Chief Financial Officer
Citizens Financial Services, Inc.
15 South Main Street
Mansfield, Pennsylvania 16933

        Re: Citizens Financial Services, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-41410
Dear Stephen J. Guillaume:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K filed March 7, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 34

1. We note the tabular disclosure on page 34 detailing the composition of your gross loan
        portfolio, which includes commercial real estate (   CRE   ). Given the
significance of CRE
        in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by separately presenting the components of the portfolio by key borrower type (e.g., by office, hotel, multifamily, etc.)
        as well as whether the loans are owner occupied or not. Also, to the extent that there are material characteristics (e.g., current weighted average and/or range of loan-to-value
        ratios, occupancy rates, etc.) material to an investor   s
understanding of your CRE loan
        portfolio, include those details in future filings. Finally, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 September 18, 2024
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absence of action by the staff.

       Please contact Sarmad Makhdoom at 202-551-5776 or Marc Thomas at 202-551-3452
with any questions.



                                                     Sincerely,

                                                     Division of Corporation
Finance
                                                     Office of Finance